As filed with the Securities and Exchange Commission on January 21, 2011
Registration No. 333-169599
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
COLUMBIA LABORATORIES INC.
(Exact name of registrant as specified in its charter)

Delaware	59-2758596
(State or other jurisdiction	(I.R.S. Employer Identification Number)
of incorporation or organization)

354 Eisenhower Parkway
Livingston, New Jersey 07039
(973) 994-3999
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Michael McGrane, Esq.
Senior Vice President, General Counsel and Secretary
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07039
(973) 994-3999
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Adam H. Golden, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
(212) 836-8000
Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]
If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [x]	Non-accelerated filer [ ] (Do not check if smaller reporting company)	Smaller reporting company [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (4)

Common stock, $.01 par value per share	900,000	$2.66	$2,394,000	$277.94

(1)    Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement on Form S-3, Registration No. 333-169599, or the Registration Statement, also covers such additional shares as may hereafter be offered or issued upon exercise of warrants to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.
(2)    On September 27, 2010, Columbia Laboratories, Inc. filed with the Securities and Exchange Commission, or the SEC, the Registration Statement, which covered 13,852,886 shares of our common stock. By this Amendment No. 1 to the Registration Statement, an additional 900,000 shares of our common stock, or the Incremental Shares, are being registered, for a total of 14,752,886 shares.
(3)    Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sale prices for shares of our common stock as reported on the NASDAQ Global Market on January 19, 2011. The “Proposed Maximum Offering Price Per Unit” of the shares of our common stock for which the registration fee was previously paid was $1.075 and the “Proposed Maximum Offering Price Per Unit” for the Incremental Shares is set forth above.
(4)    In connection with the filing of the Registration Statement, on September 27, 2010, we paid a registration fee of $1,061.79. Upon the filing of this Amendment No. 1 to the Registration Statement with the SEC, we will pay an additional registration fee in accordance with Rule 457(a) of the Securities Act of $277.94.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated January 21, 2011
PRELIMINARY PROSPECTUS
COLUMBIA LABORATORIES, INC.
14,752,886 Shares of Common Stock
The stockholders identified in this prospectus are offering for sale from time to time 14,752,886 shares of our common stock:

•	12,496,297 shares of our common stock, $.01 par value per share; and

•	2,256,589 shares of our common stock that are issuable upon exercise of outstanding warrants, or the Warrants.
On July 2, 2010, we issued to certain stockholders identified in this prospectus 12,496,297 shares of our common stock and Warrants to purchase 1,356,589 shares of our common stock at an exercise price of $1.35 per share, subject to adjustment, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. On July 22, 2009, we issued to one stockholder identified in this prospectus Warrants to purchase 900,000 shares of our common stock at an exercise price of $1.15 per share, subject to adjustment, in a transaction exempt from the registration requirements of the Securities Act. The exercise price and number of shares of our common stock issuable upon exercise of the Warrants may be adjusted in the event we effect any stock split, stock dividend or similar transaction.
We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the resale of the shares of the selling stockholders, except that we may receive the exercise price payable in connection with exercises of the Warrants.
Our common stock is listed on the NASDAQ Global Market under the symbol “CBRX”. On January 19, 2011, the last reported sale price of our common stock on the NASDAQ Global Market was $2.67 per share.
Investing in our securities involves a high degree of risk. See “Risk Factors” on page 3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus, dated              .

OVERVIEW
Because this is a summary, it does not contain all the information about Columbia Laboratories, Inc. that may be important to you. To understand the specific terms of the securities, you should read this prospectus and any prospectus supplement carefully. You should also carefully read the risk factors referenced in the section of this prospectus entitled “Risk Factors” and the documents identified under the caption “Where You Can Find More Information.”
Business
We are in the business of developing, manufacturing and selling pharmaceutical products that treat various medical conditions. We focus on developing drugs that improve treatment options for women's reproductive healthcare. Historically, we received revenues from our progesterone products, or Progesterone Products, that we either promoted through our own sales force to reproductive endocrinologists, obstetricians, and gynecologists, and sold to wholesalers and specialty pharmacies, or sell to licensees. We supplement our Progesterone Product revenue by selling other products that use our Bioadhesive Delivery System, or BDS. In December 2010, we announced positive top-line results from our Phase III PREGNANT (PROCHIEVE® (progesterone gel) Extending Gestation A New Therapy) Study of PROCHIEVE 8% to reduce the risk of preterm birth in women with a short cervical length as measured by transvaginal ultrasound at mid-pregnancy, which we refer to as the PREGNANT Study. We plan to file a new drug application for that indication with the United States Food and Drug Administration, or FDA, in the second quarter of 2011.
On March 3, 2010, we entered into a definitive Purchase and Collaboration Agreement to sell substantially all of our progesterone related assets and 11.2 million shares of our common stock to Coventry Acquisition, Inc., or Coventry, a wholly-owned subsidiary of Watson Pharmaceuticals, Inc., or Watson, for a $47 million upfront payment plus royalties of 10 to 20 percent of annual net sales of certain Progesterone Products, which we refer to as the Watson Transactions. On July 2, 2010, we closed the Watson Transactions. On June 1, 2010, we entered into a $15 million loan from Watson that was forgiven upon closing of the Watson Transactions on July 2, 2010. This increased the upfront proceeds upon closing to $62 million. Columbia's business now consists of its royalty and manufacturing revenues, potential milestone payments, its collaboration with Watson on the development of next-generation Progesterone Products, and its novel bioadhesive drug delivery technologies and other products. Additional payments up to $45.5 million can be earned by the successful completion of clinical development milestones in the PREGNANT Study, regulatory filings, receipt of regulatory approvals and product launches. Watson will fund the development of a second-generation vaginal Progesterone Product as part of a comprehensive life-cycle management strategy.
With the closing of the Watson Transactions, our CRINONE® (progesterone gel) and PROCHIEVE Progesterone Products are marketed and sold in the U.S. by Watson. Outside the U.S., CRINONE is marketed and sold by Merck-Serono S.A., or Merck-Serono. We manufacture and supply products to Watson and Merck-Serono.
On March 3, 2010 we also entered into contingent agreements with the holders of our senior debt and our convertible subordinated notes, or Notes, under which, upon the closing of the Watson Transactions and the satisfaction of other conditions to consummation of such agreements, we would repay our outstanding debt on an accelerated and discounted basis and issue the Note holders an aggregate of 7,407,407 shares of our common stock and Warrants to purchase 7,750,000 shares of our common stock. The Warrants issued to the Note holders became exercisable on December 29, 2010, expire on July 2, 2015, are exercisable at $1.35 per share and permit cashless exercise. On July 2, 2010, we closed this transaction.
On July 22, 2009, we and PharmaBio Development, Inc., an affiliate of Quintiles Transnational Corp., or PharmaBio, entered into the second amendment, or the Second Amendment, to our Investment and Royalty Agreement dated March 5, 2003, or the Striant Agreement.

Under the Striant Agreement, PharmaBio agreed to pay $15.0 million to us in exchange for a 9% royalty on net sales of STRIANT® (testosterone buccal system) in the U.S. for seven years. The royalty payments were subject to an aggregate minimum payment of $30.0 million.
In the Second Amendment, we and PharmaBio agreed that, when the minimum royalty payment was due, we could, in our sole discretion, either pay the balance due under the Striant Agreement or issue to PharmaBio a secured promissory note for that balance. In consideration for the right to issue the secured promissory note, we (a) agreed that during the period from July 22, 2009 through November 30, 2010, we would escrow any proceeds from sales of assets outside the ordinary course of business in excess of $15.0 million but not exceeding the difference between the amount of royalties actually received by PharmaBio under the Striant Agreement and $30.0 million, and (b) granted PharmaBio Warrants to purchase 900,000 shares of our common stock. The Warrants issued to PharmaBio became exercisable on November 30, 2010, expire on July 22, 2014, are exercisable at $1.15 per share, permit cashless exercise, and provide PharmaBio with “piggyback” registration rights.
On March 3, 2010, we entered into an amendment, or the PharmaBio Amendment, with PharmaBio to the Striant Agreement. The PharmaBio Amendment provided for the early termination of the Striant Agreement by permitting us to make certain payments required thereunder on an accelerated and discounted basis on the date we consummated (and contingent upon our consummating) a transfer of assets, sale of stock, licensing agreement and/or similar transaction yielding gross cash proceeds to us of $40 million or more.
On July 2, 2010, we paid $16.2 million to PharmaBio and the Striant Agreement was terminated. PharmaBio retains the Warrants to purchase 900,000 shares of our common stock. This prospectus covers the resale of those shares.
Corporate Information
Columbia was incorporated as a Delaware corporation in 1986. Our principal executive offices are located at 354 Eisenhower Parkway, Livingston, New Jersey 07039, and our telephone number is (973) 994-3999. Our wholly-owned subsidiaries are Columbia Laboratories (Bermuda) Ltd., Columbia Laboratories (France) SA and Columbia Laboratories (UK) Limited. We maintain an Internet website at http://www.columbialabs.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this document. The Columbia name and logo and the names of products and services offered by Columbia are trademarks, registered trademarks, service marks or registered service marks of Columbia. Other tradenames and trademarks appearing in this prospectus are the property of their respective owners.

RISK FACTORS
An investment in our securities involves significant risks. You should carefully consider the risks described in this prospectus and any prospectus supplement, including the risk factors set forth in the documents and reports filed with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference, such as the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2009 and our quarterly report on Form 10-Q/A for the quarter ended September 30, 2010 on file with the SEC, before you make an investment decision pursuant to this prospectus and any prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and current and potential stockholders may lose confidence in our financial reporting.

We are required by the SEC to establish and maintain adequate internal control over financial reporting that provides reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles, or GAAP. We are likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses in those internal controls.
As described in our Annual Report on Form 10-K/A for the year ended December 31, 2009 filed with the SEC on December 28, 2010, we identified a material weakness with regard to accounting for warrant instruments in our internal control over financial reporting, specifically with regard to our prior interpretation of ASC 815, as it related to the initial classification and subsequent accounting of registered warrants as either liabilities or equity instruments dating back to October 2009.  Upon a reassessment of those financial instruments, in light of GAAP as currently interpreted, we determined that we should have accounted for certain warrant instruments as liabilities instead of equity. Given this material weakness with regard to warrants, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2009.
We plan to devote significant effort and resources to the remediation and improvement of our internal control over financial reporting.  While we have processes to identify and intelligently apply developments in accounting, we plan to enhance these processes to better evaluate our research and understanding of the nuances of increasingly complex accounting standards.  Our plans include the following: enhanced access to accounting literature, research materials and documents; and increased communication among our legal and finance personnel and third party professionals with whom we consult regarding complex accounting applications.  The elements of our remediation plan can only be accomplished over time and we can offer no assurance that these initiatives will ultimately have the intended effects.
Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis.  If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and NASDAQ, we could face severe consequences from those authorities.  In either case, there could result a material adverse effect on our business.  Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.  We can give no assurance that the measures we have taken and plan to take in the future will be adequate or that any material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls.  In addition, those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.
Our PREGNANT Study may not result in FDA approval of PROCHIEVE 8% in the new preterm birth indication.
Our lead research and development opportunity is the PREGNANT Study. This randomized, double-blind, placebo-controlled clinical trial evaluated the effect of PROCHIEVE 8% on reducing the risk of preterm birth in women with a cervical length between 1.0 and 2.0 centimeters as measured by transvaginal ultrasound at mid-pregnancy. The primary endpoint was a reduction in the incidence of preterm birth at less than or equal to 32 6/7 weeks gestation vs. placebo. Enrollment in the study was completed in June 2010, and we reported positive top line study results in December 2010. However, the study may ultimately provide insufficient safety or efficacy data to meet FDA requirements for approval of PROCHIEVE 8% in the new preterm birth indication. In such event, a substantial portion of the contingent payments under the Watson

Transactions would not be paid.
Our business is heavily dependent on the continued sale of Progesterone Products by Merck-Serono and Watson.
Our operating results are heavily dependent on the product revenues and royalties derived from the sales of Progesterone Products to Watson for sale in the U.S. and the sale of CRINONE 8% to Merck-Serono for sale outside the U.S. Revenues from the sales to Merck-Serono in 2009 constituted approximately 27% of our total net revenues. We do not control the amount and timing of marketing resources that Merck-Serono devotes to our product. The failure of Merck-Serono to effectively market CRINONE 8% in its territories outside the U.S. could have a material adverse effect on our business, financial condition and results of operations. Effective May 19, 2010, our license and supply agreement with Merck-Serono was renewed for an additional five-year term.
Net revenues from CRINONE/PROCHIEVE 8% in the U.S. in 2009 totaled approximately $15.2 million or approximately 47% of our total net revenues. The contribution margin from those sales after manufacturing, sales, marketing and distribution costs was $1.7 million. It is noted that sales by Watson will have to increase to $17 million if our royalty streams at 10% are to equal the contribution margin for 2009. We do not control the amount and timing of marketing resources that Watson devotes to our product. The failure of Watson to effectively market CRINONE/PROCHIEVE 8% in the U.S. could have a material adverse effect on our business, financial condition and results of operations and require us to raise additional funds.
The price of our common stock has been and may continue to be volatile.
Historically, the market price of our common stock has fluctuated over a wide range. Between 2007 and 2008, our common stock traded in a range from $.92 to $5.25 per share. In 2009, our common stock traded in a range from $.65 to $1.74 per share. In 2010, our common stock traded in a range of $.88 to $2.43 per share. It is likely that the price of our common stock will continue to fluctuate. The market prices of securities of small specialty pharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including: the results of clinical trials for our product candidates; FDA's determination with respect to new drug applications for new products and new indications; and our ability to develop additional products. In addition, the occurrence of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock.
We have a history of losses and we may not have sufficient funds to continue operations unless we are able to raise additional funds, which may not be available to us.
We have had a history of losses since our founding. For the year ended December 31, 2009, we had a net loss of $21.9 million and for the nine months ended September 30, 2010, we had a net loss of $17.2 million. If we and our partners are unable to successfully develop and market our products, and otherwise increase sales of our products, and contain our operating expenses, we may not have sufficient funds to continue operations unless we are able to raise additional funds from sales of securities or otherwise. Additional financing may not be available to us on acceptable terms, if at all
The current stock market and credit market conditions are extremely volatile and may restrict our ability to raise additional funds to meet our capital needs.
The current stock market and credit market conditions are extremely volatile. It is difficult to predict whether these conditions will continue or worsen and, if so, whether the conditions would impact us and whether the impact would be material. In particular, constriction and volatility in the equity and debt markets may restrict our future ability to access these markets should it become necessary to raise additional funds.
A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plans and operations, including our ability to develop our product candidates and continue our current operations. If we are unable to raise sufficient capital in the future, and we are unable to generate funds from operations sufficient to meet our obligations, we will not be able to have the resources to continue our normal operations.
If we do not meet the continued listing requirements of the NASDAQ Global Market, our common stock may be delisted.
Our common stock is listed on the NASDAQ Global Market. The NASDAQ Global Market requires us to continue to meet certain listing standards. During 2009, the closing price of our common stock on the NASDAQ Global Market ranged from $0.65 to $1.74. During 2010, the closing price of our common stock on the NASDAQ Global Market ranged from $.91 to $2.33. On December 9, 2009, we received a letter from the NASDAQ Global Market indicating that for 30 consecutive business days our common stock did not maintain a minimum closing bid price of $1.00, or the Minimum Bid Price Requirement, per share as required by NASDAQ Listing Rule 5450(a)(1). On January 13, 2010, we received a notice from the NASDAQ Global Market indicating that we had regained compliance with the Minimum Bid Price Requirement for continued listing on the NASDAQ Global Market as set forth in Marketplace Rule 5450(a)(1). The notice stated that the closing bid price of our common stock had been at or above the required minimum $1.00 per share for the previous 10 consecutive business days. While we are currently in compliance with the NASDAQ Global Market continued listing requirements, we cannot assure you that we will remain in compliance. If we do not meet the NASDAQ Global Market's continued listing standards, we will be notified by the NASDAQ Global Market and we will be required to take corrective action to meet the continued listing standards; otherwise our common stock will be delisted from the NASDAQ Global Market. A delisting of our common stock on the NASDAQ Global Market would reduce the liquidity and market price of our common stock and the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to access the public capital markets. A delisting would also reduce the value of our equity compensation plans, which could negatively impact our ability to retain key employees.
The development of our pharmaceutical products is uncertain and subject to a number of significant risks.
Some of our pharmaceutical products are in various stages of development. In the U.S. and most foreign countries, we must complete extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product.
The process of developing product candidates involves a degree of risk and may take several years. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
•Clinical trials may show our product candidates to be ineffective for the indications studied or to have harmful side effects;
•Product candidates may fail to receive regulatory approvals required to bring the products to market;
•Manufacturing costs or other factors may make our product candidates uneconomical; and
•The proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized.

Success in early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.
The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. The speed with which we can complete clinical trials and applications for marketing approval will depend on several factors, including the following:
•The rate of patient enrollment which is a function of factors including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, and the nature of the study protocol;
•Institutional Review Board, or IRB, approval of the study protocol and the informed consent form;
•Prior regulatory agency review and approval;
•Analysis of data obtained from clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;
•Changes in the policies of regulatory authorities for drug approval during the period of product development; and
•The availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.

In addition, developing product candidates is very expensive and will continue to have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:
•Our ability to raise any additional funds that we need to complete our trials;
•The number and outcome of clinical trials conducted by us and/or our collaborators;
•The number of products we may have in clinical development;
•In licensing or other partnership activities, including the timing and amount of related development funding, license fees or milestone payments; and
•Future levels of our revenue.

Clinical trials are expensive and can take years to complete, and there is no guarantee that the clinical trials will demonstrate sufficient safety and/or efficacy of the products to meet FDA requirements, or those of foreign regulatory authorities.
We may experience adverse events in clinical trials, which could delay or halt our product development.
Our product candidates may produce serious adverse events. These adverse events could interrupt, delay or halt clinical trials of our product candidates and could result in FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. An IRB or independent data safety monitoring board, the FDA, other regulatory authorities, or we ourselves may suspend or terminate clinical trials at any time. Our product candidates may prove not to be safe for human use.
Delays or failures in obtaining regulatory approvals may delay or prevent marketing of the products that we are developing.
The regulatory approval process typically is extremely expensive, takes many years, and the timing or likelihood of any approval cannot be accurately predicted. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. If we fail to obtain regulatory approval for our current or future product candidates or expanded indications for currently marketed products, we will be unable to market and sell such products and indications and therefore may never be profitable.
As part of the regulatory approval process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy. The number of clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results, and the regulations applicable to any particular product candidate.
The results of initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. The data collected from the clinical trials of our product candidates may not be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an IRB or independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.
The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:
•A product candidate may not be deemed to be safe or effective;
•The manufacturing processes or facilities we have selected may not meet the applicable requirements; and
•Changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.

Any delay in, or failure to receive, approval for any of our product candidates could prevent us from growing our revenues or achieving profitability.
Healthcare insurers and other payors may not pay for our products or may impose limits on reimbursement.
Our ability or the ability of our partners to commercialize our prescription products will depend, in part, on the extent to which reimbursement for our products is available from third-party payors, such as health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing new prescription products to market or expand the approved label for existing products, we cannot be assured that third-party payors will pay for such products, or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development.
Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a healthcare benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. Our products or products marketed by our partners from which we derive royalties may not be added to payors' formularies, our products may not have preferred status to alternative therapies, and formulary decisions may not be conducted in a timely manner. Once reimbursement at an agreed level is approved by a third-party payor, reimbursement may be lost entirely or be reduced compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. We or our partners may also decide to enter into discount or formulary fee arrangements with payors, which could result in lower or discounted prices for CRINONE, PROCHIEVE, STRIANT or future products.
We face significant competition from pharmaceutical companies, which may adversely impact our market share.
We and our marketing partners compete against established pharmaceutical companies that market products addressing similar needs. Further, numerous companies are developing, or may develop, enhanced delivery systems and products that compete with our present and proposed products. Some of these competitors may possess greater financial, research and technical resources than our company or our partners. Moreover, these companies may possess greater marketing capabilities than our company or our partners, including the resources to implement extensive advertising campaigns.
The pharmaceutical industry is subject to change as new delivery technologies are developed, new products enter the market, generic versions of available drugs become available, and treatment paradigms evolve to reflect these and other medical research discoveries. We face significant competition in all areas of our business. The rapid pace of change in the pharmaceutical industry continually creates new opportunities for existing competitors and start-ups, and can quickly render existing products less valuable. Customer requirements and physician and patient preferences continually change as new treatment options emerge, are more or less heavily promoted, and become less expensive. As a result, we may not gain, and may lose, market share.
The amount of net proceeds that we will receive from the Watson Transactions is subject to uncertainties.
The milestone and royalty payments contemplated by the Purchase and Collaboration Agreement are subject to uncertainties, many of which are beyond our control. It is possible that these payments may be materially less than we expect or may not be owed to us at all.
Our products could demonstrate hormone replacement risks.
In the past, certain studies of female hormone replacement therapy products, such as estrogen, have reported an increase in health risks. Progesterone is a natural female hormone present at normal levels in most women through their lifetimes. However, some women require progesterone supplementation due to a natural or chemical-related progesterone deficiency. It is possible that data suggesting risks or problems may come to light in the future which could demonstrate a health risk associated with progesterone or progestin supplementation or our 8% and 4% progesterone gels. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of hormone replacement therapy. As a result, physicians and patients may not wish to prescribe or use progestins, including progesterone gels.
Similarly, while testosterone is a natural male hormone, present at normal levels in most men through their lifetimes, some men require testosterone replacement therapy, or TRT, to normalize their testosterone levels. It is possible that data suggesting risks or problems may come to light in the future that could demonstrate a health risk associated with TRT or STRIANT. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of TRT. As a result, physicians and patients may not wish to prescribe or use TRT products.
We may be exposed to product liability claims.
We could be exposed to future product liability claims by consumers. Although we presently maintain product liability insurance coverage at what we believe is a commercially reasonable level, such insurance may not be sufficient to cover all possible liabilities. An award against us in an amount greater than our insurance coverage could have a material adverse effect on our operations. Some customers require us to have a minimum level of product liability insurance coverage before they will purchase or accept our products for distribution. If we fail to satisfy insurance requirements, our ability to achieve broad distribution of our products could be limited. This could have a material adverse effect upon our business and financial condition.
Steps taken by us to protect our proprietary rights might not be adequate; in which case, competitors may infringe on our rights or develop similar products. The U.S. and foreign patents upon which our original BDS was based have expired.
Our success and competitive position are partially dependent on our ability to protect our proprietary position for our technology, products and product candidates. We rely primarily on a combination of patents, trademarks, copyrights, trade secret laws, third-party confidentiality and nondisclosure agreements, and other methods to protect our proprietary rights. The steps we take to protect our proprietary rights, however, may not be adequate. Third parties may infringe or misappropriate our patents, copyrights, trademarks, and similar proprietary rights. Moreover, we may not be able or willing, for financial, legal or other reasons, to enforce our rights.

Bio-Mimetics, Inc., or Bio-Mimetics, held the patent upon which our original BDS was based and which we purchased from them. Bio-Mimetics' patent contained broad claims covering controlled release products that include a bioadhesive. However, this U.S. patent and its corresponding foreign patents expired in November 2003. Based upon the expiration of the original Bio-Mimetics patent, other parties will be permitted to make, use or sell products covered by the claims of the Bio-Mimetics patent, subject to other patents, including those which we hold. We have obtained numerous patents with claims covering improved methods of formulating and delivering therapeutic compounds using the BDS. We cannot assure you that any of these patents will enable us to prevent infringement, or that our competitors will not develop alternative methods of delivering compounds, potentially resulting in competitive products outside the protection that may be afforded by our patents. Other companies may independently develop or obtain patent or similar rights to equivalent or superior technologies or processes. Additionally, although we believe that our patented technology has been independently developed and does not infringe on the proprietary rights of others, we cannot assure you that our products do not and will not infringe on the proprietary rights of others. In the event of infringement, we may be required to modify our technology or products, obtain licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions. This may have a material adverse effect on our operations.
The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S., and the differences in what constitutes patentable subject matter in these countries, may limit the protection we seek outside of the U.S. For example, methods of treating humans are not patentable subject matter in many countries outside of the U.S. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the U.S. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction and the scope and enforceability of patent protection afforded by the law of the jurisdiction.
Our licensee markets STRIANT (testosterone buccal system) in the United Kingdom. We hold patents that expire in August 2019 on the product formulation around the world, including in the United Kingdom.
Our Progesterone delivery patent for our currently marketed products, CRINONE and PROCHIEVE, expire in 2013 in the U.S. and in 2014 outside the U.S.
     Our Progesterone delivery patent for the current formulation of CRINONE/PROCHIEVE expires in September 2013.  This same patent applies to the pre-term birth opportunity product, if development is successful and it is approved. Together with Watson, we are working on the next generation delivery system with a longer patent life. The cost of developing this system is being funded by Watson. We have no assurances that the development of the next generation delivery system will be successful or completed and approved prior to the expiration of the current patents.
     We hold patents on the delivery system for the product in the following countries in which sales of CRINONE are material: Australia, Canada, Germany, Ireland, Italy, Russia, and the United Kingdom, which patents expire in May 2014. We do not hold patents on the delivery system for the product in the following countries in which sales of CRINONE are material: Brazil, China, South Korea, Taiwan, and Turkey. Merck-Serono holds marketing authorizations for CRINONE in approximately 63 countries outside the United States.
We are subject to government regulation, which could affect our ability or our partners' ability to sell products.
Nearly every aspect of the development, manufacture and commercialization of our pharmaceutical products is subject to time-consuming and costly regulation by various governmental entities, including the FDA, the Drug Enforcement Administration and state agencies, as well as regulatory agencies in those foreign countries in which our products are manufactured or distributed. The FDA has the power to seize adulterated or misbranded products and unapproved new drugs, to require their recall from the market, to enjoin further manufacture or sale, and to publicize certain facts concerning a product.
We employ various quality control measures in our efforts to ensure that our products conform to their intended specifications and meet the standards required under applicable governmental regulations, including FDA's current Good Manufacturing Practices regulations. Notwithstanding our efforts, our products or the ingredients we purchase from our suppliers for inclusion in our products may contain undetected defects or non-conformities with specifications. Such defects or non-conformities could compel us to recall the affected product, make changes to or restrict distribution of the product, or take other remedial actions. The occurrence of such events may harm our relations with or result in the loss of customers, injure our reputation, impair market acceptance of our products, harm our financial results, and, in certain circumstances, expose us to product liability or other claims.
We are dependent on single-source third-party suppliers of raw materials for our products, the loss of whom could impair our ability to manufacture and sell our products.
Medical grade, cross-linked polycarbophil, the polymer used in our BDS-based products is currently available from only one supplier, Lubrizol, Inc., or Lubrizol. We believe that Lubrizol will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Lubrizol cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. An alternative source of polycarbophil may not be available on satisfactory terms or at all, which would impair our ability to manufacture and sell our products. While we purchase polycarbophil from Lubrizol from time to time, we do not have an agreement with them concerning future purchases.  Our policy is to have in inventory at least a 12 month supply of polycarbophil.
We currently purchase testosterone from only one supplier and progesterone from two suppliers. If our suppliers are unable or unwilling to satisfy our needs, we will be required to seek alternative sources of supply. While several alternative sources of progesterone and testosterone exist, the time needed to obtain regulatory approvals for new suppliers may impair our ability to manufacture and sell our products.
We are dependent upon single-source third-party developers and manufacturers, the loss of which could result in a loss of revenues.
We rely on third parties to develop and manufacture our products, including Fleet, which manufacturers our vaginal gel products in bulk, Maropack, which fills our vaginal gel products into applicators and Mipharm which manufacturers STRIANT. These third parties may not be able to satisfy our needs in the future, and we may not be able to find or obtain FDA approval of alternate developers and manufacturers.

Delays in the development and manufacture of our products could have a material adverse effect on our business. This reliance on third parties could have an adverse effect on our profit margins. Any interruption in the manufacture of our products would impair our ability to deliver our products to customers on a timely and competitive basis, and could result in the loss of revenues.
The loss of our key executives could have a significant impact on our company.
Our success depends in large part upon the abilities and continued service of our executive officers and other key employees. Our employment agreements with our executive officers are terminable by them on short notice. The loss of key employees may result in a significant loss in the knowledge and experience that we, as an organization, possess, and could cause significant delays in, or outright failure of, the development and commercialization of our products and product candidates. If we are unable to attract and retain qualified and talented senior management personnel, our business may suffer.
We may be limited in our use of our net operating loss carryforwards.
As of December 31, 2009, we had certain net operating loss carryforwards of approximately $162.0 million that may be used to reduce our future U.S. federal income tax liabilities. Our ability to use these loss carryforwards to reduce our future U.S. federal income tax liabilities could be lost if we were to experience more than a 50% change in ownership within the meaning of Section 382(g) of the Internal Revenue Code. If we were to lose the benefits of these loss carryforwards, our future earnings and cash resources would be materially and adversely affected.
On November 29, 2010, we amended and restated our Rights Agreement, dated as of March 13, 2002, as amended, or the Rights Plan. The Rights Plan is intended to preserve the value of our net operating loss carryforwards, by reducing the likelihood that we will experience an ownership change by discouraging any person (together with such person's affiliates and associates), without the approval of our board of directors, (i) from acquiring 4.99% or more of our outstanding voting stock (as defined in the Rights Plan) and (ii) that currently beneficially owns 4.99% or more of the outstanding voting stock from acquiring more shares of our voting stock, other than by exercise or conversion of currently existing warrants, convertible securities or other equity-linked securities. There is no guarantee that the Rights Plan will prevent an ownership change within the meaning of Section 382(g) of the Internal Revenue Code and therefore, no guarantee that the value of our net operating loss carryforwards will be preserved.
Sales of large amounts of our common stock may adversely affect our market price. The issuance of preferred stock or convertible debt may adversely affect rights of common stockholders.
As of January 19, 2011, we had 83,048,911 shares of our common stock outstanding, of which 66,789,837 shares were freely tradable. As of that date, approximately 16,259,074 shares of our common stock were held by affiliates (and 12,125,926 of those shares are covered by this registration statement of which this prospectus forms a part and, therefore, when this registration statement becomes effective, will become freely tradable). We also have the following securities outstanding: series B convertible preferred stock, series C convertible preferred stock, series E convertible preferred stock, warrants, and options. If all of these securities are exercised or converted, an additional 26,167,679 shares of our common stock will be outstanding, all of which are available for resale under the Securities Act. The exercise and conversion of these securities is likely to dilute the book value per share of our common stock. In addition, the existence of these securities may adversely affect the terms on which we can obtain additional equity financing.
In March 2002, our Board of Directors authorized shares of series D junior participating preferred stock in connection with its adoption of a stockholder rights plan (as discussed above, this plan was amended and restated on November 29, 2010), under which we issued rights to purchase series D convertible preferred stock to holders of our common stock. Upon certain triggering events, such rights become exercisable to purchase shares of our common stock (or, in the discretion of our Board of Directors, series D convertible preferred stock) at a price substantially discounted from the then current market price of our common stock.

Under our certificate of incorporation, our Board of Directors has the authority to issue up to 1.0 million shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. In addition, we may issue convertible debt without shareholder approval. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock or convertible debt that may be issued in the future. While we have no present intention to authorize or issue any additional series of preferred stock or convertible debt, such preferred stock or convertible debt, if authorized and issued, may have other rights, including economic rights senior to our common stock, and, as a result, their issuance could have a material adverse effect on the market value of our common stock.
Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.
We are a relatively small company and we rely heavily on third parties to conduct many important functions. As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In addition, as a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002, some of which have either only recently been adopted or are currently proposals subject to change. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Failure to comply with all potentially applicable laws and regulations could lead to the imposition of fines, cause the value of our common stock to decline, impede our ability to raise capital or lead to the de-listing of our stock.
We could be negatively impacted by future interpretation or implementation of federal and state fraud and abuse laws, including anti-kickback laws, false claims laws and federal and state anti-referral laws.
Various federal and state laws pertain to health care fraud and abuse, including anti-kickback laws, false claims laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, and veterans' health programs. We do not currently participate in government programs; including Medicare (except Medicare Part D), Medicaid and veteran's health programs and we have not been challenged by a governmental authority under any of these laws and believe that our operations are in compliance with such laws.
However, because of the far-reaching nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.
We could become subject to false claims litigation under federal or state statutes, which can lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in federal health care programs. These false claims statutes include the federal False Claims Act, which allows any person to bring suit alleging the false or fraudulent submission of claims for payment under federal programs or other violations of the statute and to share in any amounts paid by us to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.

Anti-takeover provisions could impede or discourage a third-party acquisition of our company. This could prevent stockholders from receiving a premium over market price for their stock.
We are a Delaware corporation. Anti-takeover provisions of Delaware law impose various obstacles to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our Board of Directors has adopted a stockholder rights plan (as discussed above, this plan was amended and restated on November 29, 2010) and has designated a series of preferred stock that could be used defensively if a takeover is threatened. Our incorporation under Delaware law, our stockholder rights plan, and our ability to issue additional series of preferred stock, could impede a merger, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer for our common stock. This could reduce the market value of our common stock if investors view these factors as preventing stockholders from receiving a premium for their shares.
We are exposed to market risk from foreign currency exchange rates.
With two operating subsidiaries and third party manufacturers in Europe, economic and political developments in the European Union can have a significant impact on our business. All of our products are currently manufactured in Europe. We are exposed to currency fluctuations related to payment for the manufacture of our products in Euros and other currencies and selling them in U.S. dollars and other currencies.

FORWARD-LOOKING INFORMATION
This filing contains forward-looking statements, which statements are indicated by the words “may,” “will,” “plans,” “believes,” “expects,” “anticipates,” “potential,” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date on which they are made.
Factors that might cause future results to differ include, but are not limited to, the following: the successful marketing of Progesterone Products by Watson in the U.S.; the successful marketing of CRINONE by Merck-Serono outside the U.S.; further statistical analyses of the clinical data generated during the PREGNANT Study; timely submission of and acceptance by the FDA of an NDA for PROCHIEVE 8% in the new preterm birth indication; success in obtaining acceptance and timely approval of PROCHIEVE 8% in the new preterm birth indication by the FDA; successful development of a next-generation vaginal Progesterone Product; success in obtaining acceptance and approval of new products and new indications for current products by the FDA and international regulatory agencies; the impact of competitive products and pricing; the timely and successful negotiation of partnerships or other transactions; the strength of the U.S. dollar relative to international currencies, particularly the euro; competitive economic and regulatory factors in the pharmaceutical and healthcare industry; the ability to obtain and enforce patents and other intellectual property rights; general economic conditions; and other risks and uncertainties that may be detailed, from time-to-time, in our reports filed with the SEC.
All forward-looking statements contained herein are neither promises nor guarantees. We do not undertake any responsibility to revise or update any forward-looking statements.

USE OF PROCEEDS
The shares of our common stock being offered are solely for the accounts of the selling stockholders pursuant to their contractual registration rights. We will not receive any proceeds from the resale of the shares of the selling stockholders. We may receive the exercise price payable in connection with exercises of the Warrants, which we intend, to the extent paid in cash, to use for general corporate purposes. See “Selling Stockholders.”

SELLING STOCKHOLDERS
2,256,589 shares of our common stock that may be offered and sold pursuant to this prospectus are issuable upon exercise of outstanding Warrants. The selling stockholders identified below are holders of our common stock and/or Warrants as of the date hereof.

The following table sets forth information about the selling stockholders and the number of shares of our common stock beneficially owned by them, including upon exercise of the Warrants. We received this information from the selling stockholders. Knott Partners, LP, Knott Partners Offshore Master Fund, LP, Shoshone Partners, LP, Finderne, LLC, Commonfund Hedged Equity Company and Mulsanne Partners, LP, or, collectively with their affiliates, Knott, Curran Family Partners II, and Coventry each held more than 5% of our outstanding capital stock prior to the offering contemplated hereby, and Coventry nominated a candidate to our Board of Directors, as previously disclosed in our Current Report on Form 8-K filed with the SEC on July 12, 2010. Such nomination was pursuant to the Investor's Rights

Agreement, as previously disclosed in our Current Report on Form 8-K filed with the SEC on July 6, 2010. We are filing this registration statement pursuant to our obligations:

•	to Coventry under Article 2 of the Investor's Rights Agreement;

•
to Knott and Curran Family Partners II under Article 5 of the Note Purchase and Amendment Agreement, dated as of March 3, 2010, between us and both Knott and Curran Family Partners II, as previously disclosed in our Current Report on Form 8-K filed with the SEC on March 4, 2010; and

•	to PharmaBio under Section 3.3 of the Form of Warrant, as previously disclosed in our Current Report on Form 8-K filed with the SEC on July 24, 2009.

The selling stockholders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities. The exercise price and number of shares of our common stock issuable upon exercise of the Warrants may be adjusted in the event we effect any stock split, stock dividend or similar transaction. Therefore, we are unable to determine the exact number of shares that actually will be sold.

The number and percentage of shares beneficially owned is based on 83,048,911 shares issued and outstanding as of January 19, 2011, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, or the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of January 19, 2011, through the exercise of any stock option or other rights (including the Warrants).

The shares of our common stock are being registered to permit public secondary trading of the shares and the selling stockholders may offer the shares for sale from time to time. See “Plan of Distribution.”

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to this Offering		Maximum Number of Shares of Common Stock Being Sold in this Offering	Number of Shares of Common Stock Beneficially Owned After this Offering (1)

	Number	Percent		Number	Percent
Coventry Acquisition, Inc. (2)	11,200,000	13.5%	11,200,000	—	*
Curran Family Partners II (3)	6,062,570 (6) (7)	7.3%	757,968 (6)	5,304,602 (7)	6.3%
Knott Partners, LP (4)	1,996,764 (8) (9) (10)	2.4%	51,520 (8)	1,945,244 (9) (10)	2.3%
Knott Partners Offshore Master Fund, LP (4)	3,374,563 (11) (12) (13)	4%	1,492,613 (11)	1,881,950 (12) (13)	2.2%
Shoshone Partners, LP (4)	1,189,644 (14) (15) (16)	1.4%	237,908 (14)	951,736 (15) (16)	1.1%
Finderne, LLC (4)	43,891 (17) (18)	*	21,023 (17)	22,868 (18)	*
Commonfund Hedged Equity Company (4)	191,683 (19) (20)	*	60,225 (19)	131,458 (20)	*
Mulsanne Partners, LP (4)	36,372 (21) (22)	*	31,629 (21)	4,743 (22)	*
PharmaBio Development, Inc. (5)	1,050,000 (23)	1.3%	900,000 (23)	150,000	*
* Less than 1.0%

(1)    Assumes the maximum number of shares registered under the registration statement of which this prospectus forms a part is sold.
(2)    Watson shares beneficial ownership of the shares of our common stock reflected above. Based on information provided to us by Watson and Coventry.
(3)    Based on information provided to us by Curran Family Partners II.
(4)    Based on information provided in Amendment No. 9 to Schedule 13D, filed on July 7, 2010, or the Schedule 13D, with the SEC by Dorset Management Corporation, or DMC, and David M. Knott and the Form 4, filed on July 7, 2010, as amended on July 15, 2010, or the Form 4, with the SEC by Anthony R. Campbell. David M. Knott is the President and sole director of DMC and the managing member of Knott Partners Management LLC, or KPM. Anthony R. Campbell is a member of KPM and a senior analyst of DMC and was a member of our board of directors until September 13, 2010. The shares of common stock reflected in the table above, as well as those described in this footnote, may be deemed to be beneficially owned by DMC, David M. Knott and/or Anthony R. Campbell. KPM is the sole general partner of Shoshone Partners, LP, Mulsanne Partners, LP and Knott Partners Offshore Master Fund, LP, as well as the managing general partner of Knott Partners, LP. DMC provides investment management services to Knott Partners, LP, Knott Partners Offshore Master Fund, LP, Shoshone Partners, LP, Finderne, LLC, Commonfund Hedged Equity Company and Mulsanne Partners, LP. In the aggregate, DMC and David M. Knott reported, in the Schedule 13D, beneficial ownership of 6,190,464 shares, or 7.5%, of our common stock, as follows: (a) beneficial ownership by DMC of 6,095,134 shares of our common stock, including 1,200,000 shares of our common stock issuable upon the conversion of shares of our Series E Convertible Preferred Stock, $0.01 par value per share, or Series E Preferred Stock, and 657,002 shares of our common stock issuable upon the exercise of warrants (371,287 of these warrants will expire on March 13, 2011 or earlier upon redemption, and 285,715 of these warrants will expire on December 22, 2011 or earlier upon redemption) and (b) beneficial ownership by David M. Knott of the shares reported as beneficially owned by DMC as described in clause (a), plus 95,330 additional shares. The beneficial ownership reported in the Schedule 13D by DMC and David M. Knott included 229,609 shares of our common stock beneficially owned by Anthony R. Campbell, but excluded 19,230 shares of our common stock that Anthony R. Campbell reported in the Form 4 were owned by him, and also excluded 968,992 shares of common stock issuable upon the exercise of the Warrants held by Knott (which are reflected in footnotes 7, 10, 13, 16, 18 and 20). If all of the shares reported in the table above, including those acquirable under the Warrants, and the shares described in this footnote, were included, the aggregate beneficial ownership of the entities named in the table above and the persons identified in this footnote 4 would be 7,178,686 shares, or 8.6%, of our common stock.
(5)    Based on information provided to us by PharmaBio.
(6)     Includes 387,597 shares that may be acquired upon the exercise of the Warrants.
(7)    Includes 287,534 shares of common stock issuable upon exercise of warrants (173,267 of these warrants will expire on March 13, 2011 or earlier upon redemption, and 114,267 of these warrants will expire on December 22, 2011 or earlier upon redemption).
(8)    Includes 26,355 shares that may be acquired upon the exercise of the Warrants.
(9)    Includes 82,921 shares of common stock issuable upon exercise of warrants (75,150 of these warrants will expire on March 13, 2011 or earlier upon redemption, and 7,771 of these warrants will expire on December 22, 2011 or earlier upon redemption).
(10)     Includes 399,000 shares of common stock issuable upon the conversion of our Series E Preferred Stock.
(11)    Includes 763,566 shares that may be acquired upon the exercise of the Warrants.
(12)    Includes 427,355 shares of common stock issuable upon exercise of warrants (202,212 of these warrants will expire on March 13, 2011 or earlier upon redemption, and 225,143 of these warrants will expire on December 22, 2011 or earlier upon redemption).
(13)    Includes 479,000 shares of common stock issuable upon the conversion of our Series E Preferred Stock.
(14)    Includes 121,705 shares that may be acquired upon the exercise of the Warrants.
(15)    Includes 116,636 shares of common stock issuable upon exercise of warrants (80,750 of these warrants will expire on March 13, 2011 or earlier upon redemption, and 35,886 of these warrants will expire on December 22, 2011 or earlier upon redemption).
(16)    Includes 259,000 shares of common stock issuable upon the conversion of our Series E Preferred Stock.
(17)    Includes 10,661 shares that may be acquired upon the exercise of the Warrants.
(18)    Includes 8,867 shares of common stock issuable upon exercise of warrants (5,725 of these warrants will expire on March 13, 2011 or earlier upon redemption, and 3,142 of these warrants will expire on December 22, 2011 or earlier upon redemption).
(19)    Includes 30,619 shares that may be acquired upon the exercise of the Warrants.
(20)    Includes 16,479 shares of common stock issuable upon exercise of warrants (7,450 of these warrants will expire on March 13, 2011 or earlier upon redemption, and 9,029 of these warrants will expire on December 22, 2011 or earlier upon redemption).
(21)    Includes 16,086 shares that may be acquired upon the exercise of the Warrants.
(22)    Includes 4,743 shares of common stock issuable upon exercise of warrants (which will expire on December 22, 2011 or earlier upon redemption).
(23)    Includes 900,000 shares of our common stock that may be acquired upon the exercise of the Warrants (which will expire on July 22, 2014).

PLAN OF DISTRIBUTION
The selling stockholders may sell the shares of our common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer their shares for sale in one or more of the following transactions:

•	on the NASDAQ Global Market;

•
through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of our common stock are then listed, admitted to unlisted trading privileges or included for quotation at the time of sale;

•	in the over-the-counter market; and

•	in privately negotiated transactions.
The transactions in the shares may be effected by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;

•	block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or

•	negotiated transactions between selling stockholders and purchasers without a broker or dealer.
The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
The selling stockholders may sell their shares directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, the underwriters, broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the selling stockholders and/or the purchasers of the shares for whom they may act as agent or to whom they sell the shares as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). We have not been advised of any selling arrangement at the date of this prospectus between any selling stockholder and any underwriter, broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We may receive the exercise price payable in connection with exercises of the Warrants, which we intend, to the extent paid in cash, to use for general corporate purposes.
In connection with the distribution of the shares, certain of the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of the shares to the broker-dealer. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged shares.
The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.
Pursuant to the Investor's Rights Agreement, we have agreed to pay certain expenses incurred in connection with the registration of the shares offered by Coventry hereby (excluding all underwriting discounts and selling commissions applied to the sale of shares of our common stock) and have agreed to indemnify Coventry, each of its directors and officers, and each person who controls Coventry, against certain claims, losses, damages and liabilities, including those arising under the securities laws, and we have also agreed to make contribution to Coventry and each of its directors and officers and control persons for certain liabilities incurred thereby (including for certain liabilities arising under the securities laws). Pursuant to the Note Purchase and Amendment Agreement, we have agreed to pay certain expenses incurred in connection with the registration of the shares offered by Knott and Curran Family Partners II hereby (excluding all underwriting discounts and selling commissions applied to the sale of shares of our common stock) and have agreed to indemnify Knott and Curran Family Partners II, each of their directors and officers, and each person who controls Knott and Curran Family Partners II, against certain claims, losses, damages and liabilities arising under the securities laws, and we have also agreed to make contribution to Knott and Curran Family Partners II and each of their directors and officers and control persons for certain liabilities incurred thereby (including for certain liabilities arising under the securities laws).

VALIDITY OF SECURITIES
The validity of the securities offered hereby will be passed upon for us by Kaye Scholer LLP, New York, New York.

EXPERTS
BDO USA, LLP, (formerly BDO Seidman, LLP) independent registered public accounting firm, has audited our consolidated financial statements and the related financial statement schedules for the years ended December 31, 2009 and December 31, 2008 and for the two years ended December 31, 2009, and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2009. Our financial statements, the related financial statement schedules and management's assessment are incorporated by reference in reliance on BDO USA, LLP's reports, given on their authority as experts in accounting and auditing.
McGladrey & Pullen, LLP, independent registered public accounting firm, has audited our consolidated financial statements and the related financial statement schedules for the year ended December 31, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2009. Our financial statements and the related financial statement schedules are incorporated by reference in reliance on McGladrey & Pullen, LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on Public Reference Rooms. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.
We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to Columbia and our securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” certain information we file with them in this prospectus. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Exchange Act prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this prospectus. The following documents filed by us with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-10352) made prior to the termination of the offering contemplated hereby are incorporated herein by reference:

•	Our Current Report on Form 8-K filed with the SEC on July 24, 2009;

•	Our Current Report on Form 8-K filed with the SEC on January 22, 2010;

•	Our Current Report on Form 8-K filed with the SEC on March 4, 2010;

•	Our Current Report on Form 8-K filed with the SEC on April 19, 2010;

•	Our Current Report on Form 8-K filed with the SEC on May 5, 2010;

•	Our Current Report on Form 8-K filed with the SEC on May 18, 2010;

•	Our Proxy Statement filed with the SEC on June 1, 2010;

•	Our Current Report on Form 8-K filed with the SEC on June 1, 2010;

•	Our Current Report on Form 8-K filed with the SEC on July 6, 2010;

•	Our Current Report on Form 8-K filed with the SEC on July 12, 2010;

•	Our Current Report on Form 8-K filed with the SEC on July 30, 2010;

•	Our Current Report on Form 8-K filed with the SEC on July 30, 2010;

•	Our Proxy Statement filed with the SEC on August 3, 2010;

•	Our Current Report on Form 8-K filed with the SEC on August 10, 2010;

•	Our Current Report on Form 8-K filed with the SEC on September 16, 2010;

•	Our Current Report on Form 8-K filed with the SEC on September 20, 2010;

•	Our Current Report on Form 8-K filed with the SEC on October 12, 2010;

•	Our Form 8-A12G filed with the SEC on November 30, 2010;

•	Our Current Report on Form 8-K filed with the SEC on November 30, 2010;

•	Our Current Report on Form 8-K filed with the SEC on December 6, 2010;

•	Our Current Report on Form 8-K filed with the SEC on December 15, 2010;

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2009 filed with the SEC on December 28, 2010;

•	Our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2010 filed with the SEC on December 28, 2010;

•	Our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2010 filed with the SEC on December 28, 2010;

•	Our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2010 filed with the SEC on December 29, 2010; and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on February 8, 2004, as it may be amended from time to time.
We do not and will not, however, incorporate by reference any documents, or portions thereof, that are not deemed to be “filed” with the SEC.
Our website is http://www.columbialabs.com. Our website links to our filings available on the SEC website. We will also provide electronic or paper copies of our filings free of charge upon request. Information contained on our website or any other website is not incorporated into this prospectus or any prospectus supplement and does not constitute a part of this prospectus or any prospectus supplement. You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus or any prospectus supplement by writing or calling us at:
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07039
Attention: Lawrence A. Gyenes, Senior Vice President, Chief Financial Officer and Treasurer
Telephone: (973) 486-8860
WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF ____________________. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.
COLUMBIA LABORATORIES, INC.
14,752,886 SHARES OF
COMMON STOCK

PROSPECTUS

____________________

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by Columbia Laboratories, Inc. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$1,339.73
Printing fees and expenses	$2,000.00
Legal fees and expenses	$25,000.00
Accounting fees and expenses	$15,000.00
Miscellaneous	$3,000.00
Total expenses	$46,339.73

Item 15. Indemnification of Directors and Officers.
Columbia Laboratories, Inc., or Columbia, is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation is permitted to indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.
Columbia's by-laws provide that Columbia shall indemnify, to the full extent and under the circumstances permitted by the DGCL in effect from time to time, any past, present or future director or officer, made or threatened to be made a party to an action or proceeding other than one by or in the right of Columbia, by reason of the fact that such person is or was a director or officer, or was serving in such capacities at another entity at the specific request of Columbia, on the same conditions provided by the DGCL.
As permitted by Section 102(b)(7) of the DGCL, Columbia's Certificate of Incorporation contains a provision eliminating the personal liability of a director to Columbia or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.
Columbia maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.
Columbia has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, that Columbia indemnify our directors and officers to the fullest extent permitted by law and advance to our directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Item 16. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
3.1(1)	Restated Certificate of Incorporation of the Registrant, as amended.
3.2(2)	Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on July 1, 2010.
3.3(3)	Amended and Restated By-laws of Registrant.
4.1(2)	Form of Noteholder Warrant to Purchase Common Stock.
4.2(4)	Form of PharmaBio Warrant to Purchase Common Stock.
5.1	Opinion of Kaye Scholer LLP.
23.1	Consent of BDO USA, LLP (formerly BDO Seidman, LLP).
23.2	Consent of McGladrey & Pullen, LLP.
23.3	Consent of Kaye Scholer LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

(1)    Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.
(2)    Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on July 6, 2010.
(3)    Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
(4)    Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on July 24, 2009.
Item 17. Undertakings.
(a)    The undersigned registrant hereby undertakes:
(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act.
(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Livingston, State of New Jersey, on January 21, 2011.
COLUMBIA LABORATORIES, INC.
By: /s/ Frank C. Condella, Jr.

Name: Frank C. Condella, Jr.
Title: President and Chief Executive Officer

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Frank C. Condella, Jr. Frank C. Condella, Jr.	President and Chief Executive Officer (Principal Executive Officer)	January 21, 2011
/s/ Lawrence A. Gyenes Lawrence A. Gyenes	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	January 21, 2011
/s/ * Stephen G. Kasnet	Chairman of The Board of Directors	January 21, 2011
/s/ * Valerie L. Andrews	Director	January 21, 2011
/s/ * Edward A. Blechschmidt	Director	January 21, 2011
/s/ * Cristina Csimma, PharmD	Director	January 21, 2011
/s/ * G. Frederick Wilkinson	Director	January 21, 2011

* Frank C. Condella, Jr., by signing his name hereto, does hereby sign this document on behalf of each of the above named directors of the Registrant pursuant to Powers of Attorney duly executed by such persons.
/s/ Frank C. Condella, Jr.        January 21, 2011
Frank C. Condella, Jr.,Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.1(1)	Restated Certificate of Incorporation of the Registrant, as amended.
3.2(2)	Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on July 1, 2010.
3.3(3)	Amended and Restated By-laws of Registrant.
4.1(2)	Form of Noteholder Warrant to Purchase Common Stock.
4.2(4)	Form of PharmaBio Warrant to Purchase Common Stock.
5.1	Opinion of Kaye Scholer LLP.
23.1	Consent of BDO USA, LLP (formerly BDO Seidman, LLP).
23.2	Consent of McGladrey & Pullen, LLP.
23.3	Consent of Kaye Scholer LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

(1)    Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.
(2)    Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on July 6, 2010.
(3)    Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
(4)    Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on July 24, 2009.